SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period August 30, 2012

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period August 16, 2012 to August 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By: /s/ Stephen Foster
Name: Stephen Foster
Title: Company Secretary
Date: August 30, 2012

To:	The Manager
Announcements
Company Announcements Office
Australian Securities Exchange

Public Announcement 2012 – 22AWC

Attached is an announcement released by Standard & Poor’s regarding Alumina Limited’s long term credit rating.

/s/ Stephen Foster
Stephen Foster
Company Secretary
Alumina Limited

30 August 2012	ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Research Update: Alumina Ltd. Ratings Lowered To 'BBB-’ On Weak Alumina And Aluminum Market Dynamics; Outlook Stable Primary Credit Analyst: May Zhong, Melbourne (61) 3-963 1-2164; may_zhong@standardandpoors.com Secondary Contact: Adrian Chow, Sydney (6 l) 2-9255-9854; adrian-chow@standardandpoors.com Table Of Contents Overview Rating Action Rationale Outlook Related Criteria And Research Ratings List WWW.STANDARDANDPOORS.COM /RATINGSDIRECT AUGUST 29, 2012

Research Update: Alumina Ltd. Ratings Lowered To 'BBB-' On Weak Alumina And Aluminum Market Dynamics; Outlook Stable Overview a We view that the current trading conditions in the alumina and aluminum industries are more challenging than our expectations at the beginning of the year for AWAC, driven by declining alumina and aluminum prices, the strong Austrafian dollar, and sti1l el-evated oil and caustic costs. We also expect weak industry conditions to persisL in the near term, which wlll resuft in lower than expected earnings from AWAC and therefore a fower dividend to Alumina rn 2012. The outlook on the rating is stabfe, as we expect that AWAC woufd adjust its operations to respond to market condit.ions or that AVüAC or Alumina woufd exercise its financial fevers to arrest the downward trend in Afumina's credit metrics. We also expect AWAC's EBITDA per metric ton to recover slightly in 2013 and more tn 201-4. Rating Action On Aug. 29, 2072, Standard & Poor's Ratings Services lowered its ratings on AustraLian mining company Alumina Ltd. (alumina) to rBBB-r, from ,BBB'. The out]ook is stable, Rationale This rating action reflects our concerns that current challenging trading conditions woul-d resuft in a larger than expected weakening in Afumina's credit metrics to fevefs befow our expectation for the 'BBB' rating. We al-so expect the currently soft aluminum and alumina prices, high input costs, and the strength of the Australian dolfar to persist; which could postpone a timely recovery of Algoa World Alumina and Chemlcafs' (AV,IAC) earnings and Afumina's credít metrícs in 2012 . Recent aluminum prices have averaged at about US$1,904 per ton (sourced from London Metal Exchange spot prices between May 1, 20L2, to Aug. 28 2072) , which is fower than our assumption of US$2,094 per ton used for Alumina's base case at the beginning of this year. In addition, the Austrafian dolfar remains at above parity against the U.S. dol-far. We afso expect oil and caustic prices to remain relatively high in 2012. Although we estimate that the current afuminum pricing is at about 50 percentile in the global cost curve and shoufd not be sustainable, the supply side rational-ízation, in our view, is not sufficient WWW. STANDARDANDPOORS.COM/RÂTINGSDIRECT AUGUST 29,2012 2 tc04049 | 300083109

Research Update: Alumina Ltd. Ratings Loruered To 'BBB-' On tùkak Alumina And Aluminum Marþet Dynamics; Outlooþ Stable to respond to the pricing movement. This coul-d delay a timely recovery in pricing unt.i1 the oversuppJ"y is absorbed by an increase in demand. Notwithstanding a posi-tive long-term demand ouLlook, near-term demand coufd be impacted by the soft g1obal economy, in our view. Assuming that aluminum prices average at about US$1,900 per ton for the rest of 2072 and the AustraÌian dol1ar remains at or above parj-ty agaj-nst the U.S. doffar, we expect AWACTs EBITDA to be signíficant.ly lower than the US$1,074 miflion in 2011. Under thís pricing and cost assumption, we estimate that Afumina's funds from operations (FFO)/debt will fal1 materially below 20å and debt-to-EBITDA will increase substantially above 3x in 2OI2, compared to 403 and 2.2x, respectively, in 2011. Furthermore, AÌumina refies on Afcoa Inc. (60? sharehofder and operator of AWAC) to respond to adverse trading conditions, due to its status as a 40? minority shareholder in Atr^fAC. Nonetheless, we believe AWAC--the worldrs fargest alumina producer--has t.he size and scope to adjust its operations to respond to market conditions. The joint venture has a strict emphasis on efficiencies and cost reductions throughouL its operations. fn addition, we believe that AWAC and its operator Alcoa are incentivized to pay sufficient dividends to ensure that Afumina receives sufficient di-vidend income from AWAC to meet its fixed obligations. Given the current weak operating environment, we expect AiVAC or Afumina wilf exercise their financiaf fevers to arrest the downward trend in Afumina's credi-t metrics. Liquidity We consider Alumina's liquidity position to be'radequate," as defined i-n our criteria. Refevant aspects of our assessment of the company's liquidity profile are as follows: . V,Ie expect that sources of liquidity in the next 12 months wiff exceed uses by 1.2x, driven by the expectation that AWAC will continue to make dj-vj-dend pa)¡ments. . Maturities for the next two years wiff be manageable, with only US$23.4 miffion debt maturíng in 2012 and Us$153.6 million in 2013. . As at June 30, 2012, Alumina had US$38.5 milfion cash and US$315 miffion in a committed undrawn bank facility. . However, we notice that Afumina's covenant cushlon (in particular the EBTIDA/net interest coverage) has faffen signlficantly from last year's f evel due to the expected l-ower divj-dend payout f rom AV,IAC in 2012. Outlook The stabfe outfook reflects our expectation that AWAC's EBITDA per metric ton will improve slightly in 201,3 and more in 2014 due to more spot/index-based contracts and some lmprovements in alumina and aluminum pricing, which should WWW. STANDARDANDPOORS.COM,/R.ATINGSDIRECT AUGUST2g,2gt2 3 1004049 | 300083i09

Research Update: Aluminø Ltd. Ratings Louered To 'BBB-' On Weak Alumina And Aluminum Marþet Dynamics; Outlooþ Stable then translate in improved financiaf metrícs for the company. The outfook also reflects that, ín the short term, we expect AWAC or Alumina will exercise its financial levers to arrest the downward trend in Alumina's credit metrícs. We could lower the rating if: . There is a sustained deterioration 1n the company's financial profile. For example, FFO/debt falfs befow 20% and debt-to-EBITDA climbs above 4x in 2013. This coufd occur if the company fails to take action to shore up íts credit metrics in a sti11 subdued alumj-num pricing environment,. or ¡ If there is further reducti-on in i-ts covenant cushion, for example, its metrics come close to the EBITDA interest coverage covenant,. or . If there is no improvement in the dividend payment from AWAC i-n 2013,.or . Any negative rating actions on Alcoa Ltd. due to the weakness in its upstream operations could also put downward pressure on ttre rating on Alumina Ltd., given that Alcoa is the operator of AWAC. An upward rating action is less likely in the near term untif we see sustaíned improvement in the market dynamics of the alumina and aluminum industríes. Related Criteria And Research 2008 Corporate Criteria: Analytical Methodology, April 15, 2008 Ratings List Downgraded To From Alumina Finance Ltd Senior Unsecured BBB_ BBB Downgraded To From Al-umina Ltd. Corporate Credit Rating BBB-/Stable/-- BBB,/Negative/-- Standard & Poor's (Austrafia) Pty. Ltd. hol-ds Australian financial services licence number 337565 under the Corporations Act 2001. Standard & Poorrs credit ratings and related research are not intended for and must not be distríbuted to any person in Australia other than a wholesale client (as defined in Chapter 7 of the Corporations Act). WWW.STANDARD.å,NDPOORS,COM/RATINGSDIRECT AUGUST29,2Ot2 4 1004049 | 300083109

Research Update: Alumina Ltd. Ratings Lowered To 'BBB-' On Weak Alumina And Aluminum Market Dynamics; Outlook Stable

Complete ratings information is available to subscribers of RatingsDirect on the Global Credit Portal at www.globalcreditportal.com. All ratings affected by this rating action can be found on Standard & Poor's public Web site at www.standardandpoors.com. Use the Ratings search box located in the left column.

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